BOKONI LABOUR UNREST - UPDATE

12 October, 2012 Johannesburg. Atlatsa Resources Corporation (“Atlatsa” or the “Company”) (TSXV: ATL; NYSE MKT: ATL; JSE: ATL) confirms that the process of appeal hearings from NUM and TAWUSA on behalf of their members who were dismissed at Bokoni Platinum Mines (“Bokoni”) on 6 October 2012 were concluded yesterday, Thursday 11 October 2012. NUM and TAWUSA are the recognised unions at Bokoni.

All the appeals, a number of which were based on pleas in mitigation, were upheld. The affected employees were issued with final written warnings relating to their continued employment at Bokoni, conditional upon their return to work on Monday 15 October 2012.

In a further development, a number of the dismissed employees have been involved in unlawful actions on mine property subsequent to their dismissal. The Company has obtained a further interdict against these individuals who are now prohibited from committing any unlawful acts on mine property, including inciting violence or intimidating employees at Bokoni. Employees who are found to have committed acts of misconduct during the period of unlawful industrial action may be subject to further disciplinary action in due course.

The existing wage agreement concluded in 2011 with NUM and TAWUSA has not been amended and remains in place up until July, 2013.

For further information:

On behalf of Atlatsa Resources	Russell and Associates	Macquarie First South Capital

Joel Kesler, Chief Commercial Officer	Charmane Russell	Annerie Britz / Yvette Labuschagne

Office: +27 11 779 6800	Office: +27 11 880 3924	Office: +27 11 583 2000

Mobile: +27 82 454 5556	Mobile: +27 82 3725816

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